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Public

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SEC Mail Processing Section

MAY 19 2017

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **3/3/2016** (MM/DD/YY) AND ENDING **3/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WCA SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 KINGSLEY AVE
(No. and Street)

PALO ALTO	**CA**	**94301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Hathaway **650-325-7217**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Suite 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
MAY 22 2017
RECEIVED

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

auB

OATH OR AFFIRMATION

I, David Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of WCA Securities, LLC, as of March 31 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Manager
Title

Subscribed and sworn to before me this 5th day of May 2017



Notary Public


ANDRE BASS
COMM. #2149507
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. April 18, 2020

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

WCA Securities, LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2017

CONTENTS

\


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
WCA Securities, LLC

We have audited the accompanying statement of financial condition of WCA Securities, LLC (the "Company") as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WCA Securities, LLC as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 4, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

WCA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2017

Cash	$ 178,612
Other asset	629
Total Assets	$ 179,241

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 12,539
Due to member	31,388
Total Liabilites	43,927
Member's equity	135,314
Total Liabilities and Member's Equity	$ 179,241

The accompanying notes are an integral part of the statement of financial condition.

WCA SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

WCA Securities, LLC (the "Company"), was organized on March 20, 2015 in the State of California as a limited liability company. The Company is a wholly owned subsidiary of Williams Capital Advisors, LLC ("Parent"). The Company began its operations as a broker-dealer on March 3, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients. The term of the Company shall continue in perpetuity unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company provides financial advisory services to its clients in connection with proposed business acquisitions, including financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable, and collectability is reasonably assured.

Fair Value Measurement

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

No valuation techniques have been applied to any assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

Income Taxes

The Company is a single-member limited liability company, and by default is treated as a disregarded entity for tax purposes under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the individual member, who is liable for any federal and state income taxes.

The Company evaluates its uncertain tax positions under the provisions of FASB ASC 740, *Income Taxes*. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740. As of March 31, 2017, no unrecognized tax benefits were required to be recorded.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2017, the Company had net capital of $134,685, which exceeded required net capital by $129,685, and a total aggregate indebtedness of $43,927. The Company's aggregate indebtedness to net capital ratio was .33 to 1 at March 31, 2017.

NOTE 4 - RELATED PARTY TRANSACTIONS

The company has an expense sharing agreement with the Parent, wherein the Company reimburses the Parent for expenses paid on its behalf. The expenses include, but are not limited to employee compensation, office rent, utilities, advertising, accounting, travel and other miscellaneous expenses. The amount outstanding to the Parent under the agreement as of March 31, 2017 was $31,388 and is reflected in the accompanying Statement of Financial Condition. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 5 – CONCENTRATIONS

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in a deposit account that exceeds the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 6 - INDEMNIFICATIONS

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provision is uncertain. As of March 31, 2017, no amounts have been accrued related to such indemnification provisions.